EXHIBIT 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Year Ended December 31,
	2011		2010		2009		2008		2007
EARNINGS
Income (loss) from continuing operations before income taxes	$84.5		$(238.3)		$(523.8)		$84.0		$783.2
Adjustments:
Undistributed (income) loss of less than 50% owned investments	(3.5)		(1.3)		(0.3)		(2.1)		(3.2)
Fixed charges	171.2		173.1		148.0		124.3		88.7
Earnings (loss)	$252.2		$(66.5)		$(376.1)		$206.2		$868.7
FIXED CHARGES
Interest expense, including debt discount amortization	134.9		145.4		119.4		102.5		64.2
Amortization/writeoff of debt issuance costs	15.8		9.3		8.3		3.2		5.3
Portion of rental expense representative of interest factor (assumed to be 33%)	20.5		18.4		20.3		18.6		19.2
Fixed charges	$171.2		$173.1		$148.0		$124.3		$88.7
RATIO OF EARNINGS TO FIXED CHARGES	1.5	x	—	(1)	—	(1)	1.7	x	9.8	x
AMOUNT OF EARNINGS DEFICIENCY FOR COVERAGE OF FIXED CHARGES	$—		$239.6		$524.1		$—		$—
(1) Less than 1.0x